UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

USA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	232679963
(State of incorporation or organization)	(I.R.S. Employer Identification no.)

100 Deerfield Lane, Suite 300, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:	Not Applicable
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series B Preferred Stock
(Title of Class)

USA TECHNOLOGIES, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On October 18, 2019, the Board of Directors of USA Technologies, Inc. a Pennsylvania corporation (the “Company”), declared a dividend distribution of one right (each, a “Right”) for each outstanding share of common stock, no par value, of the Company (the “Common Stock”).  The dividend is payable to holders of record as of the close of business on October 28, 2019 (the “Record Date”).

The following is a summary description of the Rights.  This summary is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), a copy of which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8‑K, filed on October 18, 2019, and is incorporated herein by reference (the “Rights Agreement”).

Issuance of Rights Certificates; Transfer

•
Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights.

•
After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.

•
“Distribution Date” means the earlier of (i) the close of business on the tenth day after the Stock Acquisition Date, and (2) the close of business on the tenth Business Day (or such later date as the Board of Directors may determine prior to the occurrence of a Section 11(a)(ii) event) after the date of the commencement of a tender or exchange offer by any Person if, upon consummation thereof, such Person would be an Acquiring Person.

•
“Stock Acquisition Date” means the date of the first public announcement (including the filing of a report on Schedule 13D under the Exchange Act (or any comparable or successor report)) by the Company or an Acquiring Person indicating that an Acquiring Person has become such.

Exercise

•	Prior to the Distribution Date, the Rights will not be exercisable.

•
After the Distribution Date and prior to any Person becoming an Acquiring Person, each Right will be exercisable to purchase, for $30 (the “Purchase Price”), subject to adjustment, one one-hundredth (1/100th) of a share of Series B Preference Stock, without par value, of the Company.

Acquiring Person

•	“Acquiring Person” means any Person who, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Voting Stock then outstanding.

•
If a Person would otherwise be deemed an “Acquiring Person” upon the execution of the Rights Agreement, such Person shall not be deemed an “Acquiring Person” for purposes of the Rights Agreement unless and until (a) it, together with all Affiliates and Associates of such Person, acquires or becomes the Beneficial Owner of any additional shares of Common Stock after the execution of the Rights Agreement and while the Beneficial Owner of 15% or more of the shares of Voting Stock then outstanding, or (b) such beneficial ownership decreases below 15%, and such beneficial ownership subsequently increases to 15% or more.

•
“Voting Stock” means all of the outstanding shares of Common Stock, and the outstanding shares of any class or series of stock having preference over the Common Stock as to dividends or as to liquidation entitled to vote on each matter on which the holders of Common Stock shall be entitled to vote, and reference to a percentage of shares of Voting Stock shall refer to the percentage of votes entitled to be cast by such shares.

•
Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to constitute beneficial ownership of the underlying Common Stock for reporting purposes under Regulation 13D of the Securities Exchange Act—are treated as beneficial ownership of the number of shares of the Company’s Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s stock are directly or indirectly held by counterparties to the derivatives contracts.

Flip-In

•
If any Person becomes an Acquiring Person, then each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated Persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of the Company’s Common Stock having a market value of approximately two times the Purchase Price.

Flip Over

•
If, following the Stock Acquisition Date, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

Exchange

•
At any time after any Person has become an Acquiring Person (but before any Person becomes the Beneficial Owner of 50% or more of the Company’s Voting Stock), the Board of Directors may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated Persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

Redemption

•	The Board of Directors may redeem all of the Rights at a price of $.01 per Right at any time prior to the time that any Person becomes an Acquiring Person.

Expiration

•
The Rights will expire on the earliest of (a) the Final Expiration Date, (b) the time at which all Rights are redeemed as provided in Section 23 or exchanged as provided in Section 24 and (c) the time of completion of the Company’s first meeting of shareholders occurring after the execution of the Rights Agreement if Shareholder Approval has not been obtained at such meeting.

•
“Shareholder Approval” shall mean the approval of this Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Voting Stock entitled to vote at the first meeting of shareholders occurring after the execution of this Agreement and that are present, or represented by proxy, and are voted on the proposal to approve this Agreement, at such meeting duly held in accordance with the Company’s Amended and Restated Articles of Incorporation, as amended, Amended and Restated Bylaws and applicable law.

Amendments

•	Prior to the time any Person becomes an Acquiring Person, the Rights Agreement may be amended in any respect.

Voting Rights

•	Rights holders have no rights as a shareholder of the Company, including the right to vote and to receive dividends.

Antidilution Provisions

•	The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the efficacy of the Rights.

Taxes

•
While the dividend of the Rights will not be taxable to shareholders or to the Company, shareholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8‑K, filed on October 18, 2019, and is incorporated herein by reference.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description

3.1
Amendment to Amended and Restated Articles of Incorporation of USA Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K (File No. 001-33365) filed with the SEC on October 18, 2019).

4.1
Rights Agreement dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Form 8-K (File No. 001-33365) filed with the SEC on October 18, 2019).

99.1	Press Release dated October 18, 2019 (incorporated by reference to Exhibit 99.1 to the Form 8-K (File No. 001-33365) filed with the SEC on October 18, 2019).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 18, 2019

USA TECHNOLOGIES, INC.

By:	/s/ Donald W. Layden, Jr.
Name:	Donald W. Layden, Jr.
Title:	Interim Chief Executive Officer